

May 18, 2026

Efraim Cohen-Arazi
Interim Chief Executive Officer
PRF Technologies Ltd.
65 Yigal Alon St.
Tel Aviv 6744316, Israel

> **Re: PRF Technologies Ltd.**
> **Registration Statement on Form F-1**
> **Filed May 13, 2026**
> **File No. 333-295841**

Dear Efraim Cohen-Arazi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Soumas, Esq.